ANNALY CAPITAL MANAGEMENT, INC. AND SUBSIDIARIES

Exhibit 12.1

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends and Ratio of Earnings to Fixed Charges (Unaudited)

The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the years shown:

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
	(dollars in thousands)
Ratio of earnings to fixed charges:
Fixed charges (interest expense)(1)	$1,379,462	$1,164,433	$1,096,091	$1,338,019	$1,533,008
Net income (loss) available (attributable) to common shareholders before income taxes (2)	1,466,363	1,348,931	391,825	(908,922)	3,665,943
Earnings as adjusted	$2,845,825	$2,513,364	$1,487,916	$429,097	$5,198,951
Ratio of earnings to fixed charges	2.06	2.16	1.36	0.32	3.39
Ratio of earnings to combined fixed charges and preferred stock dividends:
Fixed charges (interest expense) (1)	$1,379,462	$1,164,433	$1,096,091	$1,338,019	$1,533,008
Preferred stock dividend	109,635	82,260	71,968	71,968	71,968
Combined fixed charges and preferred stock dividends	1,489,097	1,246,693	1,168,059	1,409,987	1,604,976
Net income (loss) available (attributable) to common shareholders before income taxes (2)	1,466,363	1,348,931	391,825	(908,922)	3,665,943
Earnings as adjusted	$2,955,460	$2,595,624	$1,559,884	$501,065	$5,270,919
Ratio of earnings to combined fixed charges and preferred stock dividends	1.98	2.08	1.34	0.36	3.28

(1)	Fixed charges include realized gains (losses) on interest rate swaps.

(2)	Includes unrealized gains (losses) on investments and/or derivatives.